Mail Stop 3561

September 10, 2007

Via Fax and U.S. Mail

John D. Olinski
Chief Executive Officer
IndyMac MBS, Inc.
Home Equity Mortgage Loan Asset-Backed Trust, Series INDS 2006-A
155 North Lake Avenue
Pasadena, California 91101

Re: Home Equity Mortgage Loan Asset-Backed Trust, Series INDS 2006-A
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No. 333-132042-11

Dear Mr. Olinski,

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1115(b) Certain Derivatives Instruments

  1. Please revise the response to this item to indicate that the significance percentage for the interest rate swap is less than 10%. The answer "None" seems to indicate that there are no derivative instruments.

Item 1119 Affiliations and Certain Relationships and Related Transactions

2. Your disclosure differs from what is included in your 424 filed on May 22, 2006. For instance, you disclose in your 424 that the depositor is a direct wholly-owned subsidiary of the originator. Also, the affiliation of the trustee is unclear. Please revise or advise. Refer to Item 1119 of Regulation AB.

Exhibit 31.1 – Section 302 Certification

3. Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K. In this regard, please revise paragraph 1 to identify the issuing entity and the last statement in paragraph 4 to state that the servicer has fulfilled its obligations under the servicing agreements "in all material respects."

4. Please revise the signature block to clearly indicate that Mr. Olinski is the senior officer in charge of securitization of the depositor. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Exhibit 35.1 – Indymac Bank

5. We note in paragraph b) that "except as set forth below" IndyMac bank has fulfilled all of its obligations under the agreement in all material respects throughout the reporting period. It is unclear to us what you mean in disclose in paragraph c). Please revise to clearly indicate whether there has been a failure to fulfill any obligation in any material respect.

Form 10-Ds – Delinquency Reports

6. The 424 prospectus states that the servicer will establish a Certificate Account into which the servicer will deposit all amounts received in respect of mortgage loans, net of fees and expenses reimbursable to it. Please include information on the Certificate Account in the Form 10-D or tell us why such information was omitted. Refer to Item 1121(a)(6) of Regulation AB.

7. The delinquency reports are currently presented in number of payments, not in 30 or 31 day increments through the date of charge off as required by Item 1100(b) of Regulation AB. We note from your disclosure in your 424 that your policy is to charge off loans that are 180 days or more past due. Please revise or advise.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Julie Bell at (202) 551-3574 or Rolaine Bancroft at (202) 551-3313 with any questions.

      Sincerely,

      Max A. Webb
      Assistant Director